Genesis Park Acquisition Corp.

2000 Edwards Street, Suite B

Houston, Texas 77007

October 6, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn:	Jorge Bonilla
Robert Telewicz
Erin E. Martin
Pam Long

Re:	Genesis Park Acquisition Corp.
Registration Statement on Form S-1
Filed September 25, 2020
File No. 333-249066

Ladies and Gentlemen:

This letter sets forth the response of Genesis Park Acquisition Corp. (the “Company”) to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated October 2, 2020, with respect to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) filed on September 25, 2020.

The text of the Staff’s comment has been included in this letter for your convenience.

The Company is concurrently filing Amendment No. 1 to its Registration Statement (the “Amendment”) with this letter, which addresses the Staff’s comment and updates or clarifies certain other information in the Registration Statement.

Registration Statement on Form S-1 filed September 25, 2020

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm, page II-4

1.

Comment: We note that the consent refers to the audit report dated August 5, 2020 which is inconsistent with the September 25, 2020 date of the audit report on page F-2. Please revise to correct this discrepancy.

Response: The Company acknowledges the Staff’s comment and has attached hereto a copy of the corrected consent that refers to the September 25, 2020 date of the audit report included on page F-2 of the Registration Statement filed on September 25, 2020. Additionally, the consent filed as Exhibit 23.1 to the Amendment refers to the audit report dated September 25, 2020, which is consistent with the September 25, 2020 date of the audit report on page F-2 of the Amendment.

Securities and Exchange Commission

October 6, 2020

If you have any questions related to this letter, please do not hesitate to contact William Gump at (212) 728-8285 or Angela Olivarez at (713) 510-1710 of Willkie Farr & Gallagher LLP.

Sincerely,

/s/ David Bilger

David Bilger

Executive Vice President

Via E-mail:

cc:	William H. Gump
Gregory A. Astrachan
Angela Olivarez
Willkie Farr & Gallagher LLP

Joel L. Rubinstein
Elliott M. Smith
White & Case LLP